Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the

Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the Report of Independent Registered Accounting Firm

Contents

Report of Independent Registered Accounting Firm

Consolidated financial statements

i

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Cementos Pacasmayo S.A.A. and subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2023, and the consolidated statement of profit or loss, the consolidated statement of other comprehensive income (loss), the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including information about material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standard Board (IASB).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) approved for its application in Peru by the Board of Deans of Peruvian Public Accounting Associations. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants of International Ethics Standards Board for Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditors’ Report (continue)

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Uncertain tax positions
Description of the Matter

As disclosed in Note 7(c) to the consolidated financial statements, the Group has identified certain income tax-related contingencies associated to the mining royalties of years 2008 and 2009. In these years, relevant taxation authorities have challenged the tax treatment applied by the Group under the royalty law for metallic and non-metallic mining activity in Peru. As of December 31, 2023 the Group has recognized an asset for claim to the SUNAT for an amount of S/29,559,000, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Group is disputing the validity of the taxation authorities’ assessment. The Group has disclosed, but has not recorded a provision related to these matters, as management has concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid to date are recoverable based upon the technical merits of the income tax positions of royalty law for metallic and non-metallic mining activity taken by the Group.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law (General Mining Law) to a particular transaction or both.The Group uses significant judgment to determine whether, based on the technical merits, a tax position is likely than not to be sustained and in the determination of the recoverable amount of the mining royalties paid under protest.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of the claim for the payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgement used by the Group in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s accounting process for income taxes, including uncertain tax positions and tax contingencies, for example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination and approval of the recoverable amount of the payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Group to develop its uncertain tax positions based on relevant Peruvian income tax laws (General Mining Law), including the inspection of the Group´s internal and external counsel analysis of these matters.

In addition, we involved our tax subject controversy matter professionals to assess the technical merits of the Group’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related income tax receivables.

Furthermore, we evaluated the disclosure of this matter in Note 7(c) to the consolidated financial statements.

Other information included in The Group’s 2023 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Management is responsible for the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Independent Auditors’ Report (continue)

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditors’ Report (continue)

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

-	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 14, 2024

Signed by:

/s/ Manuel Arribas Zevallos
Manuel Arribas Zevallos
C.P.C. Register N° 45897

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2023 and 2022

	Note	2023	2022
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	90,193	81,773
Other financial instruments	26	-	86,893
Trade and other receivables, net	7	99,688	101,491
Income tax prepayments		4,485	8,268
Inventories	8	791,074	884,969
Prepayments		6,809	25,059
Total current assets		992,249	1,188,453
Non-current assets
Trade and other receivables, net	7	43,397	43,543
Financial investments designated at fair value through other comprehensive income		249	274
Property, plant and equipment, net	9	2,099,351	2,007,838
Intangible assets, net	10	62,920	56,861
Goodwill		4,459	4,459
Deferred income tax assets	14	11,428	9,005
Right of use assets		7,609	3,639
Other assets		73	89
Total non-current assets		2,229,486	2,125,708
Total assets		3,221,735	3,314,161
Liabilities and equity
Current liabilities
Trade and other payables	11	231,511	284,554
Financial obligations	13	383,146	618,907
Lease liabilities		3,999	2,005
Income tax payable		14,222	16,340
Provisions	12	56,510	31,333
Total current liabilities		689,388	953,139
Non-current liabilities
Financial obligations	13	1,189,880	974,264
Lease liabilities		4,130	2,350
Provisions	12	27,453	47,638
Deferred income tax liabilities	14	120,876	141,635
Total non-current liabilities		1,342,339	1,165,887
Total liabilities		2,031,727	2,119,026
Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,290)	(17,787)
Retained earnings		261,994	268,618
Total equity		1,190,008	1,195,135
Total liabilities and equity		3,221,735	3,314,161

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Sales of goods	16	1,950,075	2,115,746	1,937,767
Cost of sales	17	(1,260,623)	(1,463,715)	(1,378,336)
Gross profit		689,452	652,031	559,431

Operating income (expenses)
Administrative expenses	18	(234,711)	(227,577)	(196,069)
Selling and distribution expenses	19	(66,825)	(65,237)	(51,520)
Other operating (expense) income, net		(13,810)	(3,899)	6,408
Impairment to retirement of property, plant and equipment	9(b)	(36,551)	-	-
Total operating expenses, net		(351,897)	(296,713)	(241,181)
Operating profit		337,555	355,318	318,250

Other income (expenses)
Finance income		7,246	3,306	2,891
Finance costs	21	(104,045)	(95,105)	(88,965)
Net gain (loss) on derivative financial instruments recognized at fair value through profit or loss	26(a)	19	(59)	589
Net loss on settlement of derivative financial instruments recognized at fair value through profit or loss	26(a)	-	-	(1,569)
Loss from exchange difference, net	5	4,933	(1,040)	(7,086)
Total other expenses, net		(91,847)	(92,898)	(94,140)
Profit before income tax		245,708	262,420	224,110

Income tax expense	14	(76,808)	(85,592)	(70,940)

Profit for the year		168,900	176,828	153,170

Earnings per share
Basic and diluted earnings per share attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	23	0.39	0.41	0.36

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Profit for the year		168,900	176,828	153,170
Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(25)	(565)	(1,995)
Deferred income tax	14	7	167	589
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Net gain on cash flows hedges	26(a)	2,154	3,838	20,836
Deferred income tax	14	(634)	(1,133)	(6,146)
Other comprehensive income (loss) for the year, net of income tax		1,502	2,307	13,284

Total other comprehensive income for the year, net of income tax		170,402	179,135	166,454

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2023, 2022 and 2021

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive income (loss)	-	-	-	-	-	(1,406)	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	(1,406)	14,690	153,170	166,454
Dividends, note 15(g)	-	-	-	-	-	-	-	(338,204)	(338,204)

Balance as of December 31, 2021	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive income (loss)	-	-	-	-	-	(398)	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	(398)	2,705	176,828	179,135
Dividends, note 15(g)	-	-	-	-	-	-	-	(179,805)	(179,805)

Balance as of December 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	168,900	168,900
Other comprehensive income (loss)	-	-	-	-	-	(18)	1,520	-	1,502
Total comprehensive income	-	-	-	-	-	(18)	1,520	168,900	170,402
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	(5)	-	-	(5)

Balance as of December 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		245,708	262,420	224,110
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization		144,195	138,539	135,567
Finance costs	21	104,045	95,105	88,965
Impairment to retirement of property, plant and equipment	9(b)	36,551	-	-
Long-term incentive plan	12(c) y 20	7,632	8,272	9,763
Provision for inventory obsolescence	8(b)	2,956	1,977	3,348
Allowance for expected credit losses	7(d)	1,707	1,972	563
Net (gain) loss on derivative financial instruments recognized at fair value through profit or loss	26(a)	(19)	59	(589)
Accumulated net loss due to settlement of derivative financial instruments at fair value through profit or loss	26(a)	-	-	1,569
Finance income		(7,246)	(3,306)	(2,891)
Exchange difference related to monetary transactions		(973)	3,804	(9,114)
Net gain on disposal of property, plant and equipment and intangible assets		(813)	(591)	(1,775)
Other items that do not generate operating flows, net		18,021	10,413	3,761
Working capital adjustments
Increase in trade and other receivables		(1,870)	(3,695)	(47,713)
Decrease (increase) in inventories		90,581	(282,554)	(151,530)
Decrease (increase) in prepayments		13,210	(10,099)	(12,956)
(Decrease) increase in trade and other payables		(48,680)	60,571	48,834
		605,005	282,887	289,912
Interest received		7,315	3,668	4,484
Interest paid		(96,907)	(80,573)	(68,433)
Income tax paid		(103,090)	(94,163)	(55,401)

Net cash flows from operating activities		412,323	111,819	170,562

Consolidated statement of cash flows (continue)

	Note	2023	2022	2021
		S/(000)	S/(000)	S/(000)

Investing activities
Opening of term deposits with original maturity greater than 90 days		(10,000)	-	-
Redemption of term deposits with original maturity greater than 90 days		10,000	-	-
Purchase of property, plant and equipment	9(a)	(272,600)	(162,785)	(85,594)
Purchase of intangible assets	10(a)	(16,707)	(15,712)	(8,953)
Purchase of investments available for sale		-	(363)	(1,779)
Loans granted		(1,679)	(141)	(174)
Loan to related party	22	-	-	(17,121)
Cash flow proceeds from sale of property, plant and equipment		1,392	2,664	4,152
Proceeds from loans		150	149	524
Collection of loans from related parties	22	-	-	17,121
Net cash flows used in investing activities		(289,444)	(176,188)	(91,824)
Financing activities
Proceeds from bank overdraft		85,333	-	-
Payment of bank overdraft		(85,333)	-	-
Payment of bank loans	25	(661,520)	(448,984)	-
Dividends paid	25	(175,431)	(179,820)	(336,821)
Payment for hedging instrument	25	(7,708)	(15,390)	(15,214)
Lease payments		(3,564)	(2,511)	(2,419)
Bank loans received	25	639,000	525,000	220,000
Dividends returned	25	465	229	481
Cash flow from settlement of derivative financial instruments		93,323	-	3,879
Net cash flows used in financing activities		(115,435)	(121,476)	(130,094)
Net increase (decrease) in cash and cash equivalents		7,444	(185,845)	(51,356)
Net foreign exchange difference		976	(5,784)	15,846
Cash and cash equivalents as of January 1	6	81,773	273,402	308,912

Cash and cash equivalents as of December 31	6	90,193	81,773	273,402
Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		(973)	3,804	(9,114)
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	9,379	14,560	7,615
Addition of right-of-use assets and lease liabilities		6,915	613	217
Additions of quarry rehabilitation costs	12	4,458	2,745	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2023, 2022 and 2021

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2023, 2022 and 2021. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and other minors in La Libertad region of the northern of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2023 was authorized by the Company’s Board of Directors on February 14, 2024. The consolidated financial statements as of December 31, 2022 and for the year then that date were approved by the General Shareholders’ Meeting on March 24, 2023.

For the years ended December 31, 2023, 2022 and 2021, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Calizas del Norte S.A.C. (liquidated during 2022), Soluciones Takay S.A.C., 150Krea Inc. and Corporación Materiales Piura S.A.C. To these dates, the Company maintains a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company.Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of the Northern Peru Construction Consortium.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

Notes to the consolidated financial statements (continued)

-	Calizas del Norte S.A.C. On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C. Thjs liquidation was completed during 2022.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair value attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2022 that did not require the restatement of previous financial statements, as explained in note 2.3.16.

Notes to the consolidated financial statements (continued)

2.2

Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statement of financial position and statement of cash flows comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through OCI or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables and financial assets at fair value through OCI.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI without recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of December 31, 2023 and 2022, the Group held trade and other receivables in this category; because they meet the conditions described above.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Notes to the consolidated financial statements (continued)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2023 and 2022 the Group elected to classify irrevocably its non-listed equity investments under this category.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Notes to the consolidated financial statements (continued)

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, the Group maintains Loans and Borrowings, which accounting treatment is explained below:

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of December 31, 2023 and 2022, the Group includes trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired.When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

(iv)	Derivative financial instruments and hedge accounting –

The Group maintained derivative financial instruments, cross currency swaps, to hedge its foreign currency exchange rate risk, these instruments were current until February 2023, date when there were paid in foreign currency. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative, variation ay fair value were registered in equity.

As of December 31, 2023, the Group doesn’t maintain derivative financial instruments.

(v)	Fair value measurement -

The Group measures financial instruments such as derivatives, and equity investments, at fair value at each period end.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 26(b).

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Notes to the consolidated financial statements (continued)

2.3.4	Inventories -

Inventories are valued at the lower of cost or net realizable value.Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials, spare part and supplies

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs of inventory necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

Notes to the consolidated financial statements (continued)

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (see note 2.3.5).The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives.Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.All other repair and maintenance costs are recognized as operation cost or expense in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (note 3) and quarry rehabilitation cost provisions (note 12).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other construction:
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

Notes to the consolidated financial statements (continued)

2.3.7	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired.Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated (see note 9(b)) are written-off in the consolidated statement of profit or loss.

For the years ended December 31, 2023, 2022 and 2021, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

2.3.8	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after the exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on the useful life of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.9	Intangible assets -

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Notes to the consolidated financial statements (continued)

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Exploration and evaluation assets -

Exploration and evaluation activity involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.Exploration and evaluation activity include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b).These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Notes to the consolidated financial statements (continued)

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 10(c).

2.3.10	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges, see notes 9, 10 y 12.

2.3.11	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset, see note 12.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.12	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss.

2.3.13	Revenue recognition -

The group is dedicated to the production and trading of cement, concrete, blocks and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duties.

Notes to the consolidated financial statements (continued)

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other terms in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services -

In the business segments cement, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

2.3.14	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities.The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Deferred tax -

Deferred tax is determinate on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.

Notes to the consolidated financial statements (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognized outside profit or loss.Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

2.3.15	Treasury shares-

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.16	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their’material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments have had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The amendments had no impact on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of December 31, 2023 and 2022, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2024 are below:

-	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

-	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

-	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments are not expected to have a material impact on the Group’s financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2023 the exchange rates for transactions in United States dollars, published by this institution, were S/3.705 for purchase and S/3.713 for sale (S/3.808 for purchase and S/3.82 for sale as of December 31, 2022).

Notes to the consolidated financial statements (continued)

As of December 31, 2023 and 2022, the Group had the following assets and liabilities in United States dollars:

	2023	2022
	US$(000)	US$(000)
Assets
Cash and cash equivalents	5,887	4,426
Trade and other receivables	3,259	3,262
Advances to suppliers for work in progress	4,829	18,899
	13,975	26,587

Liabilities
Trade and other payables	(19,082)	(18,399)
Interest-bearing loans and borrowings	-	(131,612)
	(19,082)	(150,011)
Cross currency swap position	-	132,000

Net monetary position	(5,107)	8,576

As of December 31, 2022, the Group had cash currency hedging agreements for its bonds (denominated in US dollars), see note 16. Of the US$132,000,000 shown in the swap position as of December 31,2022, there were underlying liabilities in the amount of US$131,612,000 and the difference of US$388,000 was maintained as derivative financial instruments at fair value through profit or loss. On February 2023 the cross currency was settled.

During 2023, the net gain originated by the exchange difference was approximately S/4,933,000 (the net loss from exchange difference amounted to S/1,040,000 during 2022). All these results are presented in the caption “Gain (loss) from exchange difference, net” in the consolidated statement of profit or loss.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2023	2022
	S/(000)	S/(000)

Cash on hand	182	161
Cash at banks (b)	46,611	39,112
Short-term deposits (c)	43,400	42,500

	90,193	81,773

(b)	Cash at banks is denominated in local and foreign currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2023	2022	2023	2022
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	83,840	78,519	-	-
Other accounts receivable	13,179	6,789	-	-
Accounts receivable from Parent company and affiliates, note 22	1,973	1,858	-	-
Funds restricted to tax payments	1,322	244	-	-
Interest receivable	1,091	1,163	-	-
Loans to employees	1,061	676	-	-
Loans granted	1,014	1,001	-	-
Other receivables from sale of fixed assets	82	215	-	-
Allowance for expected credit losses (d) and (e)	(9,014)	(7,433)	-	-
Financial assets classified as receivables (e)	94,548	83,032	-	-
Value-added tax credit	5,140	18,459	1,193	1,874
Claim to the SUNAT (c)	-	-	29,559	29,559
Other accounts receivable	-	-	12,645	12,110
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	5,140	18,459	43,397	43,543
	99,688	101,491	43,397	43,543

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

(c)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Notes to the consolidated financial statements (continued)

Company has made, under protest, payments of the debts arbitrarily placed in collection. These payments as of December 31, 2023 and 2022 amount to S/29,559,000. To date, the Company has initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

(d)	The movement of the allowance for expected credit losses is as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Opening balance	16,467	14,573	14,358
Additions, note 19	1,707	1,972	563
Recoveries	(126)	(78)	(348)

Ending balance	18,048	16,467	14,573

As of December 31, 2023, the additions include S/1,707,000 related to the provision for expected credit losses for trade receivables (S/1,972,000 as of December 31, 2022), which are presented in the caption “selling and distribution expenses” on the consolidated statement of profit and loss, see note 19.

Notes to the consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2023 and 2022, is as follows:

		Neither past due nor	Past due but not impaired
As of December 31, 2023	Total	impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.7%	0.2%	1.0%	0.8%	7.6%	20.5%	64.4%
Carrying amount 2021	103,562	62,120	20,566	4,525	2,435	1,195	12,721
Expected credit loss	9,014	147	206	37	186	245	8,193

		Neither past due nor	Past due but not impaired
As of December 31, 2022	Total	impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	8.2%	0.1%	1.5%	3.5%	2.1%	-	59.4%
Carrying amount 2022	90,465	63,676	8,538	3,807	2,573	-	11,871
Expected credit loss	7,433	64	124	135	55	-	7,055

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)

Goods and finished products	16,488	18,903
Work in progress	173,569	186,281
Raw materials	329,598	397,096
Packages and packing	3,944	5,245
Fuel	3,899	3,642
Spare parts and supplies	251,006	260,742
Inventory in transit	12,570	13,060
	791,074	884,969

(b)	As of December 31, 2023 and 2022, the amount of the provision for inventory obsolescence amounts to S/27,525,000 and S/24,905,000, respectively. In the years 2023 and 2022, the net effect recognized in the consolidated statement of profit or loss for S/2,956,000 and S/1,977,000, respectively.

Notes to the consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement in property, plant and equipment for two years ended December 31, 2022 is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2022	75,914	58,002	256,552	693,085	1,697,655	10,706	113,351	34,428	9,030	65,007	62,140	3,075,870
Additions	-	7,311	868	-	13,085	318	658	2,849	2,745	3,158	143,540	174,532
Sales and/or retirement	-	-	(2,285)	-	(4,978)	(14)	(2,654)	(228)	-	-	(398)	(10,557)
Disposals	-	-	-	(1,600)	(17,075)	(28)	(4,460)	(481)	-	-	-	(23,644)
Transfers, note 10	-	529	-	3,069	22,853	98	442	4,736	-	-	(32,461)	(734)
As of December 31, 2022	75,914	65,842	255,135	694,554	1,711,540	11,080	107,337	41,304	11,775	68,165	172,821	3,215,467
Additions	36,184	19,870	3,449	-	25,891	432	160	3,209	4,458	6,132	174,435	274,220
Sales and/or retirement	-	(101)	-	-	(41,075)	(162)	(2,064)	(316)	-	-	(559)	(44,277)
Transfers, note 10	-	(14,521)	-	127,675	186,727	(271)	(50)	990	-	-	(300,616)	(66)
As of December 31, 2023	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344

Accumulated depreciation

As of January 1, 2022	12,328	10,484	-	158,455	705,454	7,871	78,163	22,456	2,382	9,021	-	1,006,614

Additions	72	387	-	18,818	95,486	575	7,398	3,595	140	1,521	-	127,992
Sales and/or retirement	-	-	-	-	(3,990)	(12)	(2,269)	(194)	-	-	-	(6,465)
Disposals	-	-	-	(795)	(13,425)	(26)	(4,278)	(428)	-	-	-	(18,952)
Transfers, note 10	-	(3)	-	-	-	-	-	-	-	-	-	(3)
As of December 31, 2022	12,400	10,868	-	176,478	783,525	8,408	79,014	25,429	2,522	10,542	-	1,109,186
Additions	72	422	-	20,113	98,915	516	6,252	3,606	128	1,625	-	131,649
Sales and/or retirement	-	(56)	-		(22,620)	(153)	(1,896)	(201)	-	-	-	(24,926)
Transfers, note 10	-	-	-	2,065	(2,030)	-	(35)	-	-	-	-	-
As of December 31, 2023	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909

Impairment (b)
As of December 31, 2022	42,859	24,048	3,624	13,579	12,918	200	26	454	-	-	735	98,443

Additions	9,197	525	361	17,459	17,669	8	1	-	-	1,413	2,686	49,319
Disposals	-	-	-	-	(17,669)	(8)	(1)	-	-	-	-	(17,678)
As of December 31, 2023	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084

Net book value
As of December 31, 2022	20,655	30,926	251,511	504,497	915,097	2,472	28,297	15,421	9,253	57,623	172,086	2,007,838

As of December 31, 2023	47,570	35,283	254,599	592,535	1,012,375	2,108	22,022	15,899	13,583	60,717	42,660	2,099,351

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,488,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013.The caption also includes some concessions acquired by the Group for exploration activities related to the cement business, such as that acquired in January 2023 for S/34,350,000, through the purchase of the company Corporación Materiales Piura S.A.C.

In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, Management recognized an impairment to retirement of the value of the coal concessions (northern zone) for S/11,393,000, recorded in other operating income (expenses) item of the consolidated statement of profit or loss.

(c)	The Group has assessed the recoverable amount of its remaining long-term assets and, except the assets as specifically mentioned in (b), did not find indicators of an impairment for these assets as of December 31, 2023 and 2022.

(d)	Work in progress included in property, plant and equipment as of December 31, 2023 and 2022 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2023, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/9,379,000 (S/14,560,000 as of December 31, 2022), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2022	41,423	24,543	1,975	51,279	119,220

Additions	14,564	-	-	417	14,981
Disposals	(27)	-	-		(27)
Transfers and reclassifications, note 9	107	-	-	627	734
As of December 31, 2022	56,067	24,543	1,975	52,323	134,908

Additions	15,667	-	-	523	16,190
Sales and/or retirement	(593)	-	-	-	(593)
Transfers and reclassifications, note 9	66	-	-	-	66
As of December 31, 2023	71,207	24,543	1,975	52,846	150,571

Accumulated amortization
As of January 1, 2022	18,025	8,165	71	8,996	35,257
Additions	5,833	2,454	-	575	8,862
Transfers and reclassifications, note 9	-	-	-	3	3
As of December 31, 2022	23,858	10,619	71	9,574	44,122
Additions	6,939	2,454	-	313	9,706
Sales and/or retirement	(554)	-	-	-	(554)
As of December 31, 2023	30,243	13,073	71	9,887	53,274

Impairment (b)

As of December 31, 2022	456	-	-	33,469	33,925

Additions	-	-	-	452	452
As of December 31, 2023	456	-	-	33,921	34,377

Net Carrying Value
As of December 31, 2022	31,753	13,924	1,904	9,280	56,861

As of December 31, 2023	40,508	11,470	1,904	9,038	62,920

(b)	As of December 31, 2023 and 2022, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2023 and 2022, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets, except specific additions to retirements for the year 2023.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This caption is made up as follows:

	2023	2022
	S/(000)	S/(000)

Trade payables (b)	107,327	156,586
Interest payable (d)	29,828	26,611
Remuneration payable	27,792	22,245
Advances from customers	15,726	14,702
Taxes and contributions	17,225	11,347
Dividends payable, note 15(g)	10,322	9,764
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	9,379	14,560
Board of Directors’ fees	4,700	5,191
Guarantee deposits	3,488	4,127
Account payable to the principal and affiliates, note 22	516	2,686
Hedge finance cost payable	-	5,978
Other accounts payable	5,208	10,757

	231,511	284,554

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

12.	Provisions

(a)	This caption is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2022	24,269	22,513	11,036	3,090	60,908
Additions (b), note 20	32,161	8,272	-	1,368	41,801
Exchange difference	-	-	(495)	-	(495)
Unwinding of discounts, note 21	-	1,200	91	-	1,291
Change in estimate	-	-	2,745	-	2,745
Payments and advances	(25,097)	-	-	(2,182)	(27,279)

At December 31, 2022	31,333	31,985	13,377	2,276	78,971

Current portion	31,333	-	-	-	31,333
Non-current portion	-	31,985	13,377	2,276	47,638

	31,333	31,985	13,377	2,276	78,971
At January 1, 2023	31,333	31,985	13,377	2,276	78,971
Additions (b), note 20	35,258	7,632	-	-	42,890
Exchange difference	-	-	(292)	-	(292)
Unwinding of discounts, note 21	-	1,691	133	-	1,824
Change in estimate	-	-	4,458	-	4,458
Payments and advances	(32,263)	(11,625)	-	-	(43,888)

At December 31, 2023	34,328	29,683	17,676	2,276	83,963
Current portion	34,328	22,182	-	-	56,510
Non-current portion	-	7,501	17,676	2,276	27,453
	34,328	29,683	17,676	2,276	83,963

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2023	2022
	S/(000)	S/(000)

Cost of sales, note 20	15,244	15,165
Administrative expenses, note 20	15,210	12,520
Selling and distribution expenses, note 20	3,804	3,287
Investment	1,000	1,189

	35,258	32,161

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management.This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of December 31, 2023 and 2022, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2023 was from 0.52 to 4.20 percent and the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2022 was from 0.54 to 4.14 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to the consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2023	2022
				S/(000)	S/(000)
Short -term promissory notes (b)
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	38,000	-
BBVA Perú	S/	9.78%	January 19, 2024	38,000	-
BBVA Perú	S/	8.83%	March 15, 2024	19,000	-
BBVA Perú	S/	8.83%	March 15, 2024	19,000	-
BBVA Perú	S/	6.98%	December 12, 2024	25,300	-
BBVA Perú	S/	6.98%	December 12, 2024	25,300	-
BBVA Perú	S/	6.98%	December 12, 2024	25,400	-
BBVA Perú	S/	7.32%	November 22, 2024	19,000	-
BBVA Perú	S/	7.32%	November 22, 2024	19,000	-
Banco de Crédito del Perú	S/	8.93%	December 18,2023	-	38,000
Banco de Crédito del Perú	S/	8.93%	December 18,2023	-	38,000
Totalcurrent				228,000	76,000

Senior Notes (c)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,686	259,625
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,506	309,457
Principal, net of issuance costs	US$	4.50%	February 8, 2023	-	502,699
				569,192	1,071,781

Short and long-term Corporate Loan under “Club deal” (d)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	387,917	222,695
Scotiabank	S/	5.82%	December 1,2028	387,917	222,695
				775,834	445,390
Total non-current				1,573,026	1,593,171

Maturity
Current				383,146	618,907
Non-current				1,189,880	974,264
				1,573,026	1,593,171

Notes to the consolidated financial statements (continued)

(b)	Senior Notes-

(b.1)	Senior Notes in US dollars

Until February 2023, the Company maintained corporate bonds which were denominated in US dollars, there were issued in January 2013. The cross currency swaps maintained by the Company to hedge the exchange rate variations of corporate bonds were executed and settled in full in correlation with the payment of international dollar bonds.

(b.2)	Senior Notes in Soles

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of Senior Notes denominated in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in the previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

(b.3)	Financial covenants

The financial covenants related to the Senior Notes denominated issued in US dollars and soles state that if the Company and its guarantor subsidiaries issue debt or equity instruments, merges with another company or dispose or rents significant assets, the Senior Notes will trigger the following financial covenants, calculated based on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2023 and 20222, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the years ended December 31, 2023, 2022 and 2021, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/38,690,000, S/60,225,000 and S/63,333,000, respectively, see note 21.

Notes to the consolidated financial statements (continued)

(c)	Medium-term Corporate Loan under “Club Deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD) >= 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

As of December 31, 2023 and 2022, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to the consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2022	Effect on profit or loss	Quarry rehabilitation provision	Effect on OCI	As of December 31, 2022	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Allowance for expected credit losses for trade receivables	1,533	555	-	-	2,088	473	-	-	2,561
Provision for vacations	1,905	196	-	-	2,101	114	-	-	2,215
Provision of discounts and bonuses to customers	2,227	(448)	-	-	1,779	85	-	-	1,864
Effect of differences between book and tax bases of fixed assets	(644)	986	-	-	342	934	-	-	1,276
Legal claim contingency	461	-	-	-	461	-	-	-	461
Lease liabilities	819	(119)	-	-	700	(259)	-	-	441
Estimate for devaluation of spare parts and supplies	432	3	-	-	435	(13)	-	-	422
Effect of differences between book and tax bases of inventories	55	-	-	-	55	-	-	-	55
Effect of tax-loss carry forward	1,711	(1,018)	-	-	693	(693)	-	-	-
Allowance for expected credit losses for other receivables	974	(974)	-	-	-	-	-	-	-
Other	604	290	-	-	894	1,537	-	-	2,431
	10,077	(529)	-	-	9,548	2,178	-	-	11,726
Deferred income tax liabilities
Right of use assets	(648)	88	-	-	(560)	245	-	-	(315)
Other	17	-	-	-	17	-	-	-	17
	(631)	88	-	-	(543)	245	-	-	(298)
Total deferred income tax assets	9,446	(441)	-	-	9,005	2,423	-	-	11,428
Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment on brine project assets Salmueras	17,818	212	-	-	18,030	215	-	-	18,245
Impairment of assets	-	-	-	-	-	8,928	-	-	8,928
Long-term incentive plan	6,641	2,794	-	-	9,435	(679)	-	-	8,756
Impairment of mining assets	6,704	951	-	-	7,655	(275)	-	-	7,380
Financial instruments designated at fair value through OCI	6,640	-	-	167	6,807	-	7	-	6,814
Provision for spare parts and supplies obsolescence	5,708	216	-	-	5,924	759	-	-	6,683
Quarry rehabilitation provision	2,726	27	810	-	3,563	802	-	1,373	5,738
Provision for vacations	3,681	203	-	-	3,884	336	-	-	4,220
Legal claim contingency	930	(502)	-	-	428	798	-	-	1,226
Allowance for expected credit losses for trade receivables	635	18	-	-	653	454	-	-	1,107
Lease liabilities	450	(240)	-	-	210	-	-	-	210
Other	328	-	-	-	328	1,118	-	-	1,446
	52,261	3,679	810	167	56,917	12,456	7	1,373	70,753
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates	(190,178)	3,752	(810)	-	(187,236)	199	-	(1,373)	(188,410)
Effect of costs of issuance of senior notes	(2,685)	314	-	-	(2,371)	391	-	-	(1,980)
Right of use assets	(746)	354	-	-	(392)	(805)	-	-	(1,197)
Net gain on cash flow hedge	(7,414)	36	-	(1,133)	(8,511)	9,145	(634)	-	-
Other	(42)	-	-	-	(42)	-	-	-	(42)
	(201,065)	4,456	(810)	(1,133)	(198,552)	8,930	(634)	(1,373)	(191,629)
Total deferred income tax liabilities, net	(148,804)	8,135	-	(966)	(141,635)	21,386	(627)	-	(120,876)
		7,694		(966)		23,809	(627)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The legal right is defined for each individual determination of the income tax of the Company and its Subsidiaries.

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Profit before income tax	245,708	262,420	224,110
Income tax expense calculated at the statutory income tax rate of 29.5%	(72,484)	(77,414)	(66,112)

Permanent differences
Non-deductible expenses, net	(2,369)	(7,415)	(4,070)
Effect of tax-loss carry forward not recognized	(1,955)	(763)	(758)
Income tax expense the effective income tax rate of 31% in 2023 (2022: 33% and 2021: 32%)	(76,808)	(85,592)	(70,940)

The components of the deferred income tax related to the items recognized in the OCI during the years ended December 31, 2023, 2022 and 2021, are as follow:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(100,617)	(93,286)	(71,385)
Deferred	23,809	7,694	445
	(76,808)	(85,592)	(70,940)

As of December 31, 2023, 2022 and 2021, the Group has not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2023, certain subsidiaries of the Group have tax loss carryforwards of S/44,725,000 (2022: S/25,424,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/126,972,000 (2022: S/104,842,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

Notes to the consolidated financial statements (continued)

15.	Equity

(a)	Capital stock -

As of December 31, 2023 and 2022, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share.As of December 31, 2023, the total outstanding common shares are as follow; 35,753,501 are listed on the New York Stock Exchange and 388,114,948 listed on the Lima Stock Exchange. As of December 31, 2022 from the total outstanding common shares; 34,060,726 are listed on the New York Stock Exchange and 389,807,723 are listed on the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2023 and 2022, the Company has 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2023 and 2022, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2023 and 2022, the additional capital amounts to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

Notes to the consolidated financial statements (continued)

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results - This reserve records fair value changes on available-for-sale financial assets and the unrealized results of cash flow hedges.

(g)	Distributions made and proposed -

	2023	2022	2021
Approval date by Board of Directors	November 7, 2023	October 10, 2022	April 29, 2021
Declared dividends per share to be paid in cash S/.	0.41000	0.42000	0.79000
Declared dividends S/(000):	175,524	179,805	338,204

As of December 31, 2023 and 2022, dividends payable amount to S/10,322,000 and S/9,764,000, respectively, see note 11.

Notes to the consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2023
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,642,420	182,278	25,540	-	-	1,850,238
Sale of construction supplies	-	-	-	74,096	-	74,096
Sale of other	-	-	-	-	25,741	25,741
	1,642,420	182,278	25,540	74,096	25,741	1,950,075

	For the year ended of December 31, 2022
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,742,704	189,945	31,177	-	-	1,963,826
Sale of construction supplies	-	-	-	114,024	-	114,024
Sale of other	-	-	-	-	37,896	37,896
	1,742,704	189,945	31,177	114,024	37,896	2,115,746

	For the year ended of December 31, 2021
	Cement	Concrete and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, mortar and precast	1,534,867	213,565	36,055	-	-	1,784,487
Sale of construction supplies	-	-	-	113,905	-	113,905
Sale of other	-	-	-	-	39,375	39,375
	1,534,867	213,565	36,055	113,905	39,375	1,937,767

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to the consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products	20,037	25,304	12,877
Beginning balance of work in progress	186,937	135,008	114,246
Consumption of miscellaneous supplies	429,069	607,518	566,781
Maintenance and third-party services	244,722	277,250	242,412
Shipping costs	177,393	201,849	196,064
Depreciation and amortization	125,494	121,871	118,998
Personnel expenses, note 20(b)	125,318	125,683	113,513
Costs of packaging	66,456	81,023	71,580
Other manufacturing expenses	76,337	95,183	102,177
Ending balance of goods and finished products	(16,916)	(20,037)	(25,304)
Ending balance of work in progress	(174,224)	(186,937)	(135,008)
	1,260,623	1,463,715	1,378,336

18.	Administrative expenses

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	125,072	116,748	96,891
Third-party services	68,329	72,172	59,896
Depreciation and amortization	18,002	16,667	16,569
Donations	9,028	8,494	9,067
Board of Directors compensation	6,788	6,112	6,397
Taxes	5,941	5,669	5,563
Consumption of supplies	1,551	1,715	1,686
	234,711	227,577	196,069

19.	Selling and distribution expenses

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	41,642	42,300	33,867
Third-party services	12,270	11,106	9,733
Advertising and promotion	7,548	6,417	5,637
Allowance for expected credit losses, note 7(d)	1,707	1,972	563
Other	3,658	3,442	1,720

	66,825	65,237	51,520

Notes to the consolidated financial statements (continued)

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Wages and salaries	162,252	165,530	138,675
Workers ‘profit sharing, note 12(b)	34,258	30,972	25,049
Social contributions	33,868	32,966	28,842
Legal bonuses	23,013	20,556	19,620
Vacations	22,226	18,481	18,032
Long-term incentive plan, note 12	7,632	8,272	9,763
Cessation payments	6,308	4,511	2,203
Training	1,332	2,307	1,408
Other	1,143	1,136	679

	292,032	284,731	244,271

(b)	Employee benefits expenses are allocated as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Cost of sales, note 17	125,318	125,683	113,513
Administrative expenses, note 18	125,072	116,748	96,891
Selling and distribution expenses, note 19	41,642	42,300	33,867

	292,032	284,731	244,271

21.	Finance costs

This caption is made up as follows:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 13 (b.3)	38,690	60,225	63,333
Interest on Club Deal promissory note and loan, note 13(d)	59,643	14,920	7,326
Finance cost on cross currency swaps	1,730	15,155	15,046
Expenses for the purchase and amortization of issuance costs of senior notes	1,249	1,027	815
Interest on lease liabilities	573	317	383
Counterparty credit risk in cross currency swaps	12	62	848
Interest for bank overdraft	31	-	-
Other	293	2,108	479

Total interest expense	102,221	93,814	88,230
Unwinding of discount of provisions, note 12	1,824	1,291	735
	104,045	95,105	88,965

Notes to the consolidated financial statements (continued)

22.	Related parties

Transactions with related entities -

During 2023, 2022 and 2021, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	2023	2022	2021
	S/(000)	S/(000)	S/(000)
Income
Parent
Inversiones ASPI S.A. (ASPI)
Income from office lease	16	16	20
Fees for management and administrative services	88	100	98

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 29	1,150	1,200	1,230
Income from office lease	259	244	332
Fossal S.A.A.(Fossal)
Income from office lease	16	16	18
Fees for management and administrative services	44	52	52
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	16	16	19
Fees for management and administrative services	143	46	155
Asociación Sumac Tarpuy
Income from office lease	16	16	20

Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(1,940)	(2,110)	(2,836)

Loans
Other related parties
Loans to Fossal S.A.A.	-	-	(14,252)
Loans to Fosfatos del Pacífico S.A.	-	-	(2,869)
Loan collection from Fossal S.A.A.	-	-	14,252
Loan collection from Fosfatos del Pacífico S.A.	-	-	2,869

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2023 and 2022:

	2023		2022
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	89	-	-	5
	89	-	-	5

Other related parties
Fosfatos del Pacífico S.A.	1,413	305	1,123	461
Compañía Minera Ares S.A.C.	315	211	564	2,220
Fossal S.A.A.	52	-	75	-
Other	104	-	96	-
	1,884	516	1,858	2,681
	1,973	516	1,858	2,686

Notes to the consolidated financial statements (continued)

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2023, 2022 and 2021, the Group has not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2023, the total short-term compensation amounted to S/28,922,000 (2022: S/26,066,000 and 2021: S/22,678,000) and the total long-term compensation amounted to S/7,632,000 (2022: S/8,272,000 and 2021: S/9,763,000), and there were no post-employment or contract termination benefits or share-payments.

23.	Earnings per share

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The calculation of basic and diluted earnings per share is shown below:

	2023	2022	2021
Numerator
Profit for the year (S/000)	168,900	176,828	153,170
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted earnings per share (S/)	0.39	0.41	0.36

The Group has no dilutive potential ordinary shares as of December 31, 2023, 2022 and 2021.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2023 and 2022, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2023, 2022 and 2021 of S/1,150,000, S/1,200,000 and S/1,230,000, respectively; see note 22.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, has subscribed a collaboration contract with Flujo Libre S.A.C., with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will not take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of December 31, 2023 and 2022, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production.This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended December 31, 2023, 2022 and 2021 amounted to S/5,273,000, S/9,445,000 and S/7,280,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production. The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2023 and 2022 amounted to S/1,514,000 and S/1,582,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

Mining royalty

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2023, 2022 and 2021 amounted to S/983,000, S/1,193,000 and S/990,000 and, respectively, and is recognized as part of the cost of inventory production.

Notes to the consolidated financial statements (continued)

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2023, 2022 and 2021, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2023 and 2022.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2018 - 2023	Dec. 2018 - 2023
Cementos Selva S.A.C.	2018 - 2023	Dec. 2018 - 2023
Distribuidora Norte Pacasmayo S.R.L.	2018 - 2023	Dec. 2018 - 2023
Empresa de Transmisión Guadalupe S.A.C.	2018 - 2023	Dec. 2018 - 2023
Salmueras Sudamericanas S.A.	2018 - 2023	Dec. 2018 - 2023
Calizas del Norte S.A.C. (liquidated during 2022)	2018 - 2022	Dec. 2018 - 2022
Soluciones Takay S.A.C.	2019 - 2023	May to Dec. 2019 - 2023
Corporación Materiales Piura S.A.C.	2019 - 2023	Dec. 2018- 2023

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2023 and 2022.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Operating year expense
					2023	2022	2021
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	879	810	713
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	PAMA	320	299	298

					1,199	1,109	1,011

As of December 31, 2023 and 2022, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2023 and 2022, the Group maintains a provision for the closing of the quarries exploited by its operations amounting to S/17,676,000 and S/13,377,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to the consolidated financial statements (continued)

Legal claim contingency

As of December 31, 2023, the Group has received claims from third parties in relation with its operations which in aggregate represent S/966,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

25.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by Financial Management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

Management reviews and implements policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, foreign currency risk and other price risk (such as equity price risk and commodity risk).

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2023 and 2022. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2023 and 2022.

Notes to the consolidated financial statements (continued)

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2023 and 2022, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

As of December 31, 2023 cross currency swaps were settled in full in correlation with the payment of international dollar bonds.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2022	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	1,638
	+10	3,276
	-5	(1,638)
	-10	(3,276)

2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(948)
	+10	(1,896)
	-5	948
	-10	1,896

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2023 and 2022, the Group had 4 customers, that owed the Group more than S/3,000,000 each accounting for approximately 29% and 23% of all trade receivables outstanding, respectively. There were 25 and 27 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 48% and 55% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits and hedging derivative financial instruments or at fair value through profit or loss-

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2023 and 2022, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table below.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and long term debentures. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if is necessary.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interest	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,762	38,439	-	-	214,201
Lease liabilities	986	2,957	4,186	-	8,129

As of December 31, 2022
Financial obligations	414,290	116,818	326,544	651,638	1,509,290
Interest	36,222	45,282	213,427	119,201	414,132
Derivative financial instruments	7,473	-	-	-	7,473
Trade and other payables	231,698	41,510	-	-	273,208
Lease liabilities	502	1,503	2,350	-	4,355

The financial derivative instruments disclosed in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2022
Inflows	88,968	-	-	88,968
Outflows	(1,627)	-	-	(1,627)
Net	87,341	-	-	87,341

Discounted at the applicable interbank rates	86,893	-	-	86,893

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2023
Hedge finance cost payable	5,978	-	1,730	-	(7,708)	-	-	-	-
Dividends payable	9,764	175,524	-	465	(175,431)	-	-	-	10,322
Interest-bearing loans	1,593,171	-	-	639,000	(661,520)	-	2,206	169	1,573,026

2022
Hedge finance cost payable	6,213	-	15,155	-	(15,390)	-	-	-	5,978
Dividends payable	9,550	179,805	-	229	(179,820)	-	-	-	9,764
Interest-bearing loans	1,545,355	-	-	525,000	(448,984)	(25,407)	(2,793)	-	1,593,171

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in any of the years presented.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

26.	Fair value of financial assets and liabilities

Financial assets -

Except for derivative financial instruments and financial instruments designated at fair value through OCI, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Hedging derivatives -

Foreign currency risk -

As of December 31, 2022, the Company maintains cross currency swaps agreements for a notional amount of US$132,000,000, with maturity in 2023 and an average rate of 2.97%. Of this total, US$131,612,000 has been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of hedging the foreign exchange risk.

Notes to the consolidated financial statements (continued)

The cash flow hedge of the expected future payments was assessed to be highly effective and resulted in an unrealized gain of S/2,154,000 for the year 2023 (unrealized gain of S/3,838,000 during 2022). The amounts retained in OCI of 2022 are expected to be recognized in the consolidated statement of profit or loss in 2023, the year of its maturity.

As of December 31, 2023, cross currency swaps were settled in full in correlation with the payment of international dollar bonds.

Assets (liabilities) from financial instruments at fair value through profit or loss -

As of December 31, 2022 the Company held cross currency swaps that do not have an underlying relationship amounts to US$388,000.The effect on profit or loss of the change in their fair value was a loss of S/59,000 in the year 2022.

In January 2021, derivative financial instruments at fair value through profit or loss were settled in the amount of US$18,000,000, the result was a net loss amounting to S/1,569,000 presented in “Accumulated net loss on settlement of derivative financial instruments at fair value through profit or loss” caption in the consolidated statement of profit or loss.

In February 2023, cross currency swaps from trading have been settled and obtained a gain of S/19,000.

Notes to the consolidated financial statements (continued)

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2023 and 2022, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2023 and 2022, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2023	2022	2023	2022	2023/2022
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	90,193	81,773	90,193	81,773	Level 1
Trade and other receivables	143,085	145,034	143,085	145,034	Level 2
Other financial instruments	-	86,893	-	86,893	Level 2
Financial investments designated at fair value through other comprehensive income	249	274	249	274	Level 3
Total financial assets	233,527	313,974	233,527	313,974

Financial liabilities
Trade and other payables	231,511	284,554	231,511	284,554	Level 2
Senior notes	569,192	1,071,781	532,987	996,156	Level 1
Promissory notes	1,003,834	521,390	931,014	459,117	Level 2

Total financial liabilities	1,804,537	1,877,725	1,695,512	1,739,827

Notes to the consolidated financial statements (continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (v).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2023 and 2022, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps was measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to consider the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.

Notes to the consolidated financial statements (continued)

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	2023				2022				2021
	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, mortar and blocks	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,850,238	74,096	25,741	1,950,075	1,963,826	114,024	37,896	2,115,746	1,784,487	113,905	39,375	1,937,767
Gross profit	687,727	723	1,002	689,452	647,285	3,670	1,076	652,031	550,816	3,501	5,114	559,431
Administrative expenses	(230,203)	(2,692)	(1,816)	(234,711)	(223,162)	(2,741)	(1,674)	(227,577)	(191,132)	(2,675)	(2,262)	(196,069)
Selling and distribution expenses	(65,542)	(766)	(517)	(66,825)	(63,971)	(786)	(480)	(65,237)	(50,223)	(703)	(594)	(51,520)
Other operating (expense) income, net	(13,813)	3	-	(13,810)	(2,964)	8	(943)	(3,899)	6,358	47	3	6,408
Finance income	7,160	9	77	7,246	3,252	20	34	3,306	2,874	17	-	2,891
Finance cost	(104,045)	-	-	(104,045)	(95,102)	(3)	-	(95,105)	(88,961)	(3)	(1)	(88,965)
Net (loss) gain on (settlement of) derivative financial instruments recognized at fair value through profit or loss	19	-	-	19	(59)	-	-	(59)	(980)	-	-	(980)
Impairment of assets	(36,551)	-	-	(36,551)
Loss from exchange difference, net	4,932	(6)	7	4,933	(1,030)	5	(15)	(1,040)	(6,987)	(30)	(69)	(7,086)
Profit before income tax	249,684	(2,729)	(1,247)	245,708	264,249	173	(2,002)	262,420	221,765	154	2,191	224,110
Income tax expense	(78,050)	853	389	(76,808)	(86,189)	(56)	653	(85,592)	(70,198)	(49)	(693)	(70,940)
Profit for the year	171,634	(1,876)	(858)	168,900	178,060	117	(1,349)	176,828	151,567	105	1,498	153,170

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	2023				2022				2021
	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete and blocks	Construction supplies	Others (*)	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,074,279	46,941	100,266	3,221,486	3,086,104	38,353	102,537	3,226,994	2,940,888	42,578	111,229	3,094,695
Other assets (*)	-	-	249	249	86,630	-	537	87,167	106,280	-	797	107,077
Total assets	3,074,279	46,941	100,515	3,221,735	3,172,734	38,353	103,074	3,314,161	3,047,168	42,578	112,026	3,201,772
Operating liabilities	1,968,133	62,907	687	2,031,727	2,041,923	76,780	323	2,119,026	1,930,140	75,633	194	2,005,967
Capital expenditure (**)	291,042	-	-	291,042	190,126	-	-	190,126	97,288	-	-	97,288
Depreciation and amortization	(137,968)	(1,468)	(4,759)	(144,195)	(133,276)	(1,545)	(3,718)	(138,539)	(128,522)	(1,102)	(5,943)	(135,567)
Provision of inventory net realizable value and obsolescence	(2,956)	-	-	(2,956)	(2,027)	-	-	(2,027)	(3,374)	-	-	(3,374)

(*)	As of December 31, 2023, corresponds to the financial investment designated at fair value through OCI for S/249,000. As of December 31, 2022, corresponds to the financial investment designated at fair value through OCI for approximately S/274,000 and the fair value of derivative financial instruments (“cross currency swap”) for S/86,893,000. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivative financial instrument at fair value through profit or loss are not assigned to any segment.

(**)	Capital expenditure consists of S/291,042 and S/190,126,000 during the years ended as of December 31, 2023 and 2022, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets.

Geographic information

As of December 31, 2023 and 2022, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.